Filed by NYSE Euronext, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Companies:
NYSE Group, Inc.
(Commission File No. 001-32829)
Euronext N.V.

January 10, 2006

On January 10, 2006, Euronext N.V. issued the following press release announcing the filing with the the French Financial Market Authority (Autorité des Marchés Financiers or the AMF) of a draft prospectus (note en réponse) in response to the offers to be initiated by NYSE Euronext, Inc. in France:

Not for distribution in or into the United States, Canada, or Japan

FILING OF A DRAFT PROSPECTUS
BY
EURONEXT N.V.

IN RESPONSE TO THE PRINCIPAL COMBINED OFFER (OFFRE PUBLIQUE MIXTE)
TOGETHER WITH A SECONDARY EXCHANGE OFFER (OFFRE PUBLIQUE
D’ÉCHANGE) AND TENDER OFFER (OFFRE PUBLIQUE D’ACHAT)

INITIATED BY NYSE EURONEXT, INC.
(a company having its registered office in the State of Delaware, United States of America)

EXECUTED BY NYSE EURONEXT (HOLDING) N.V.
(a wholly-owned subsidiary of NYSE EURONEXT, Inc. having its registered office in the Netherlands)

This press release is published in accordance with the provisions of article 231-26 of the General Regulations of the Autorité des marchés financiers (the “AMF”).
THE DRAFT PROSPECTUS REMAINS SUBJECT TO REVIEW BY THE AMF

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Not for distribution in or into the United States, Canada, or Japan

The draft prospectus is available for consultation on the website of the AMF (www.amf-france.org) and on the website of Euronext N.V. (www.euronext.com) and may be obtained, free of charge, from:

Euronext N.V.
39 rue Cambon
75039 Paris Cedex 01
France

The diffusion, publication or distribution of this press release may be subject to statutory or regulatory restrictions in certain countries. The press release is not addressed to individuals subject to such restrictions, either directly or indirectly. Receipt of this press release does not constitute an offer in countries where a tender offer or an offer of securities would be illegal.

This press release may not be published, distributed or disseminated or otherwise sent into the United States of America (including its territories and possessions, every State in the United States and the District of Columbia), Canada, Japan or in any other country. This press release may be distributed, published or sent in the United Kingdom (i) only to professional investors falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) only to entities that hold a certain level of assets ("high net worth entities") or to any other type of person to whom it may be legally transmitted, falling within Article 49(2) (a) to (d) of the Order (together
"relevant persons"). This press release is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release relates is available only to relevant persons and will be engaged in only with relevant persons.

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Not for distribution in or into the United States, Canada, or Japan

Euronext N.V. (“Euronext” or the “Company”), a company incorporated under the laws of the Netherlands, having its registered office at Beursplein 5, 1012 JW Amsterdam, The Netherlands, whose shares are admitted to trading on Eurolist by Euronext operated by Euronext Paris S.A. (“Eurolist by Euronext Paris”) and on the Trading Facility of Euronext Brussels, and NYSE Group Inc. (“NYSE Group”), a company incorporated under the laws of the State of Delaware (United States of America), having its registered office at c/o National Registered Agents Inc., 160 Greentree Drive, City of Dover, Suite 101, County of Kent, State of Delaware 19904, United States of America, entered into an agreement (the “Combination Agreement”) on 1 June 2006 to organize the combination of the two companies under a joint holding company, NYSE Euronext, Inc. (“NYSE Euronext”), a company incorporated under the laws of the State of Delaware (United States of America), having its registered office at c/o National Registered Agents Inc., 160 Greentree Drive, City of Dover, Suite 101, County of Kent, State of Delaware 19904, United States of America, whose shares are to be admitted to trading on Eurolist by Euronext Paris and on the New York Stock Exchange upon completion of the offer which is the subject of the prospectus (the “Combination”) and the conditions for implementation of such Combination. The Combination Agreement was amended and restated on 24 November 2006.

Citigroup Global Markets Limited, Société Générale and JP Morgan Chase Bank N.A., acting on behalf of NYSE Euronext, filed with the Autorité des marchés financiers (the “AMF”), on 9 January, 2007, a proposed offer (the “Offer”) for the shares of Euronext. The Euronext shares tendered in the Offer are to be acquired by NYSE Euronext (Holding) N.V., a company incorporated under the laws of the Netherlands which has its registered office at Beursplein 5, 1012 JW Amsterdam, The Netherlands, registered with the Registry of the Chamber of Commerce of Amsterdam under number 64262136, whose share capital is wholly owned by NYSE Euronext (International) B.V., a company incorporated under the laws of the Netherlands having its registered office at Beursplein 5, 1012 JW Amsterdam, The Netherlands, registered with the Registry of the Chamber of Commerce of Amsterdam under number 34262091, NYSE Euronext (International) B.V. itself being wholly owned by NYSE Euronext.

As a principal offer , NYSE Euronext is irrevocably offering the shareholders of Euronext to tender their Euronext shares to NYSE Euronext (Holding) N.V. and to receive in exchange 0.98 of a NYSE Euronext newly-issued share and EUR 21.32 in cash for one Euronext share (the “Principal Offer”).

In order to better meet the expectations of the Euronext shareholders who would like to receive a different proportion of NYSE Euronext shares and cash, without however altering the aggregate proportion of 77.6% of NYSE Euronext shares and 22.4% cash, the Principal Offer is accompanied by a secondary exchange offer and a secondary purchase offer (the “Secondary Offers”):

-    The secondary exchange offer (the “Secondary Exchange Offer”): within the limit defined above, NYSE Euronext is offering the Euronext shareholders the possibility to tender their Euronext shares to NYSE Euronext (Holding) N.V. and to received in exchange 1.2633 NYSE Euronext newly-issued shares for 1 Euronext share.

-    Secondary purchase offer (the “Secondary Purchase Offer”): within the limit defined above, NYSE Euronext is offering the Euronext shareholders the possibility to sell their Euronext shares to NYSE Euronext (Holding) N.V. for a consideration of 95.07 euros per share.

NYSE Euronext has stated that if NYSE Euronext (Holding) N.V. holds 95% or more of the share capital (excluding treasury shares) or voting rights of Euronext upon completion of the Offer, NYSE Euronext intends to commence a buyout offer (offre publique de retrait) in accordance with articles 236-1 et seq. of the General Regulations of the AMF and/or a compulsory acquisition (retrait obligatoire) of the Euronext shares it does not hold in accordance with the provisions of section 2:92a of the Dutch Civil Code.

If NYSE Euronext (Holding) N.V. holds less than 95% of the share capital (excluding treasury shares) and voting rights of Euronext upon completion of the Offer, NYSE Euronext intends to carry out a post-closing reorganization of the Euronext group structure so that Euronext becomes a wholly-owned subsidiary of NYSE Euronext. In the context of this reorganization, the Euronext shareholders who did not tender their shares in the Offer shall receive the same consideration as that proposed in the Principal Offer, but may not be able to benefit from the same tax treatment. The shareholders of Euronext approved the principle of this post-closing reorganization at their extraordinary general meeting held on 19 December 2006.

1     REASONED OPINION ISSUED BY EURONEXT’S SUPERVISORY BOARD

The Company’s Supervisory Board met on 5 January 2007. Based, in particular, on the opinions issued by Euronext’s financial advisors, ABN Amro Corporate Finance France SA and Morgan Stanley & Co Limited, and

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Not for distribution in or into the United States, Canada, or Japan on the fairness opinion issued by the independent expert (see section 2), the Supervisory Board unanimously issued the following reasoned opinion:

“A meeting of the Supervisory Board (the “Board”) of Euronext N. V. (“Euronext”) was held on 5 January 2007, chaired by Mr. Jan-Michiel Hessels, in order, inter alia, to examine the terms and conditions of the offer to be filed by NYSE Euronext and executed by NYSE Euronext (Holding) N. V. for Euronext shares (the “Offer”) and to issue a reasoned opinion on the benefits of the Offer, in accordance with the provisions of article 231-19 of the General Regulation of the French Autorité des marchés financiers.

All the members of the Board, as well as all members of the Managing Board of Euronext were present or represented.

The Chairman reminded the Board that in the Offer, NYSE Euronext would offer to Euronext shareholders to tender their Euronext shares to NYSE Euronext (and to receive in exchange for each Euronext share:

-     0.98 of a share of NYSE Euronext common stock; and

-     €21.32 in cash,

with a ‘‘mix-and-match’’ election allowing Euronext shareholders to elect whether to receive all cash or all NYSE Euronext shares, subject to proration in the event either choice is oversubscribed.

The Chairman reminded the Board that on June 1, 2006, at a joint meeting of the Euronext managing and Supervisory Board, the Board determined that the agreement providing for a combination of NYSE Group and Euronext’s businesses under a new holding company named NYSE Euronext and the transactions contemplated by the Combination Agreement, presented the most attractive solution for Euronext and its shareholders and other stakeholders and decided to enter into the Combination Agreement. The Combination Agreement was entered into on June 1, 2006.

The Chairman mentioned also that on November 23, 2006, at a joint meeting of the Euronext Supervisory and Managing Board, the Board recommended that Euronext shareholders approve the Combination Agreement and the transactions contemplated by the Combination Agreement, including the Offer and the post-closing reorganization by which Euronext will become a wholly-owned subsidiary of NYSE Euronext. An amended and restated Combination Agreement was entered into on November 24, 2006.

At the extraordinary general meeting held on December 19, 2006, Euronext shareholders approved the amended and restated Combination Agreement and the transactions contemplated therein at a 98.18% majority of the votes cast at the meeting (the quorum at this meeting was 64.9%) .

The Chairman of the Managing Board indicated that the Management Board unanimously recommends to the Supervisory Board to approve the Offer and recommend that shareholders of Euronext tender their shares into the Offer.

The Board reviewed the draft note d’information and the draft note d’information en réponse to be submitted to the AMF in connection with the Offer.

The Board noted that if 95% or more of the outstanding shares (excluding treasury shares) or voting rights of Euronext were acquired by NYSE Euronext (Holding) N. V. after completion of the Offer, NYSE Euronext plans to commence a buyout offer to acquire Euronext shares from any remaining shareholder in accordance with Articles 236-1 et seq of the General Regulation of the AMF and/or a compulsory acquisition by NYSE Euronext from any remaining minority shareholder in accordance with section 2:92a of the Dutch Civil Code. If less than 95% of the outstanding shares (excluding treasury shares) and voting rights of Euronext were acquired by NYSE Euronext (Holding) N. V. , NYSE Euronext plans to effect a post-closing reorganization of Euronext and its subsidiaries that is intended to result in Euronext becoming a wholly owned subsidiary of NYSE Euronext. The steps of this post- closing reorganization have been described in the Combination Agreement as well as in the Shareholder Circular made available to shareholders for the purpose of the extraordinary general meeting held on December 19, 2006 and approved by the Euronext shareholders at such meeting.

The Board took note of the opinion dated January 4, 2007 of the independent expert, Houlihan Lokey Howard & Zukin (Europe) Limited (“Houlihan Lokey”), which concludes that the standard consideration to be offered to Euronext shareholders taken as a whole, is fair to such shareholders from a financial point of view.

The Board also took note of the opinions dated January 3, 2007 issued by ABN AMRO and Morgan Stanley, Euronext’s financial advisors which conclude that the consideration to be received by the Euronext shareholders in the Offer is fair from a financial point of view to the Euronext shareholders, as a whole.

From a financial point of view, on the basis of the opinions referred to above, the Board determined that the financial terms of the

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Offer were fair for the shareholders and that the combination would create significant cost savings and revenue synergies. The Board noted, in particular, that in view of the valuations carried out by the presenting banks, by Euronext's financial advisors and by the independent expert, the Offer represented a significant premium compared with the valuations arrived at using the main valuation methods, both relative (analysts' target prices, comparable companies multiples and transaction multiples) and intrinsic (changes in the share price and discounted cash flow analysis).

Regarding the strategic rationale for the combination, the Board considered that the combination would represent a true merger-of-equals, with a corporate and governance structure that respects the independence of all exchanges involved as well as the flexibility necessary to preserve Euronext’s federal and horizontal business mode. In this respect, the Board considered the balanced corporate governance structure of the combined group, including the fact that the Board of Directors of NYSE Euronext, the nominating and governance committee and the management committee will be composed of an equal number of Europeans and Americans. The Board also considered that the combined company would be the world’s first, truly global exchange group, with the world’s largest equities marketplaces on a combined basis and encompassing seven exchanges in six countries and will be a leader in a diverse set of large and growing businesses.

Regarding the advantages of the combination for users, the Board considered that the Offer is in the interests of the users, having considered in particular the expected reduction of trading fees on Euronext equity markets and the additional products and services that the new group will be in a position to offer. Based on the advice of counsel to the Company and public statements of the U.S. Securities and Exchange Commission, the Board also considered that companies listed only on Euronext would continue to be subject solely to European securities regulations. In addition, the Board approved the incorporation of a Dutch foundation that is intended to protect Euronext-listed companies from any risk of extraterritorial application of U.S. laws and regulations as a result of future changes therein or interpretations thereof.

Lastly, the Board noted that the transaction would not have any significative negative impact, as regards employees of Euronext. On the contrary, the Board believes that the combined company’s global market will open new opportunities for the Euronext staff.

In light of all the considerations referred to above and after having deliberated thereon, the Board determined that the Offer was in the interest of Euronext, its shareholders and its employees.

The Board therefore decided to recommend that shareholders of Euronext tender their shares into the Offer.

In these circumstances, the Board decided to authorize the Chief Executive Officer of Euronext, to finalise the note d’information en réponse to be submitted to the clearance of the AMF and to take any and all other necessary or appropriate actions in connection with the Offer.

The Board noted that the members of the Board and the members of the Managing Board who owned such shares intend to tender their Euronext shares into the Offer.

The Board also took note that, in light of the stock options plan that will become exercisable following completion of the Offer, Euronext will not tender its treasury shares into the Offer.

Euronext’s financial advisors, ABN Amro Corporate Finance France SA and Morgan Stanley & Co Limited, had presented opinions to the Company’s Supervisory Board on the fairness of the consideration offered to the shareholders of Euronext in the Offer.”

2   FAIRNESS OPINION ISSUED BY THE INDEPENDENT EXPERT

Pursuant to the provisions of article 261-1 et seq. of the General Regulations of the AMF, Houlihan Lokey Howard & Zukin (Europe) Limited, was appointed as independent expert by the Company on 27 October 2006 in order to draw up a report on the financial terms and conditions of the Offer. The expert delivered its report on 23 November 2006 and updated on 4 January 2007, in which it states that based upon and subject to all the statements set forth in its report, it is its opinion that, as of the date of its report, the consideration to be offered in the Principal Offer to Euronext shareholders taken as a whole, is fair to such shareholders from a financial point of view.

3   CONTACTS

Press: Antoinette Darpy: +33 1 49 27 53 75

Investor relations: Renata Schmidt: +33 1 49 27 59 79

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Cautionary Note Regarding Forward-Looking Statements

Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. NYSE Group, Inc. (“NYSE Group”), Euronext N.V. (“Euronext”) and NYSE Euronext, Inc. (“NYSE Euronext”) caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving NYSE Group and Euronext, including estimated revenue and cost synergies, NYSE Euronext’s plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in NYSE Group’s and NYSE Euronext’s filings with the U.S. Securities Exchange Commission (the “SEC”), including NYSE Group’s Annual Report on Form 10-K for the fiscal year ending December 31, 2005 and NYSE Euronext’s Registration Statement on Form S-4 (File No. 333-137506), which are available on NYSE Group’s website at http://www.nyse.com and the SEC’s website at SEC's Web site at www.sec.gov., and in Euronext’s filings with the Autoriteit Financiële Markten (Authority for the Financial Markets) in The Netherlands, including its annual report and registration document for 2005, which is available on Euronext’s website at http://www.euronext.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information About the Pending Transaction

In connection with the proposed business combination transaction between NYSE Group and Euronext, a newly formed holding company, NYSE Euronext, has filed with the SEC a Registration Statement on Form S-4 (File No. 333-137506) (the “S-4”) that includes a proxy statement of NYSE Group, a shareholder circular of Euronext, and an exchange offer prospectus, each of which constitutes a prospectus of NYSE Euronext. The parties have filed other publicly available relevant documents concerning the proposed transaction with the SEC. The SEC declared the S-4 effective on November 27, 2006.

NYSE GROUP STOCKHOLDERS AND EURONEXT SHAREHOLDERS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS, SHAREHOLDER CIRCULAR/PROSPECTUS AND EXCHANGE OFFER PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

You may obtain a free copy of the S-4, the final proxy statement/prospectus, the final shareholder circular prospectus, and, if and when such document becomes available, exchange offer prospectus and other related documents filed by NYSE Group and NYSE Euronext with the SEC at the SEC’s Web site at www.sec.gov. The final proxy statement/prospectus, shareholder circular/prospectus and, if and when it becomes available, exchange offer prospectus and the other documents may also be obtained for free by accessing NYSE Group’s Web site at http://www.nyse.com.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities

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laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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